Exhibit 99.2

GE Healthcare

GE Healthcare Newsroom

Press Kit and Story

PRESS KIT

GE Healthcare, a unit of General Electric Company (NYSE:GE), and Clarient, Inc. (NASDAQ: CLRT) announced today that they have entered into a definitive agreement for GE Healthcare to acquire Clarient, a leading player in the fast-growing molecular diagnostics sector. Clarient’s technology, combined with GE Healthcare’s strengths in diagnostic imaging, is expected to accelerate the development of new integrated tools for the diagnosis and characterization of cancer.

This press kit contains press materials, audio files and pictures in relation with the announcement.

Press Release: GE Healthcare to Acquire Cancer Diagnostic Company Clarient, Inc.

Fact Sheet: GE Healthcare and Molecular Diagnostics

AUDIO: John Dineen talks about Clarient and GE Healthcare

AUDIO: John Dineen talks about Clarient’s technologies

AUDIO: John Dineen talks about what this means for healthcare providers

AUDIO: John Dineen talks about what this means for patients

AUDIO: Entire interview

NEWSROOM STORY

Headline: Picture of the Day

Image Caption: Advanced tests like fluorescence in situ hybridization (FISH) may help determine prognosis for lymphoma/leukemia patients. In this instance, CLL is detected.

Today GE Healthcare and Clarient Inc. announced that they entered into a definitive agreement for GE Healthcare to acquire Clarient. Clarient is a leading player in the fast-growing molecular diagnostics sector, specializing in innovative services and diagnostic technologies for the assessment and characterization of cancer. Cancer is a complex disease,

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and the combination of GE Healthcare’s and Clarient’s complementary capabilities in disease diagnosis will help clinicians decide on the treatment that’s right for each individual.

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Image Caption: Advanced tests like fluorescence in situ hybridization (FISH) may help determine prognosis for lymphoma/leukemia patients. In this instance, CLL is detected.

Molecular diagnostics provide precise information about a patient’s cancer, and can help doctors decide on the best treatment. The rapid increase in the incidence of cancer worldwide, together with advances in specific cancer-focused biopharmaceuticals is driving significant demand for molecular diagnostics. The global demand for cancer-profiling products and services is predicted to grow from $15 billion in 2009 to an estimated $47 billion by 2015*.

The combination of Clarient’s and GE Healthcare’s capabilities in disease diagnosis will offer substantial clinical benefits to patients, pathologists and oncologists, helping to lower costs and improve the quality of healthcare globally.

Clarient provides pathologists and oncologists with access to key diagnostic tests that shed light on the complex nature of various cancers. Clarient is focused on developing novel, proprietary diagnostic markers and tests for the profiling of breast, prostate, lung, colon and blood-based cancers, to help clinicians make informed decisions on how best to treat their patients. Given the increasing importance of more targeted cancer diagnostics, Clarient is well positioned to bring differentiated, added-value molecular diagnostic products and services to market.

GE Healthcare is a world-class provider of diagnostic technologies, information technology and life science tools. Its broad range of products and services enable healthcare providers to better diagnose and monitor the treatment of a wide range of cancers. This transaction complements GE Healthcare’s recent expansion in its capabilities and offerings in cancer diagnostics and in pathology, including strategic relationships with Eli Lilly and Company and the University of Pittsburgh Medical Center (UPMC) in the areas of molecular and digital pathology, respectively. Clarient will bring new, complementary capabilities to GE Healthcare. Going forward, GE Healthcare is focused on developing integrated diagnostic solutions for cancer, and other disease states, that combine selected in vivo, in vitro and informatics capabilities.

Important Additional Information

The tender offer described in this webpage has not yet commenced, and this information is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO

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with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel - Business Development”. Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

AUDIO FILES: Listen to John Dineen, President and CEO of GE Healthcare, as he talks about how a combination of GE Healthcare and Clarient will bring benefits to healthcare providers and cancer patients.

2. Segment 2 “John Dineen talks about Clarient’s technologies”

The tender offer described in this audio file has not yet commenced, and this audio file is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, General Electric Company will cause its indirect, wholly-owned subsidiary, Crane Merger Sub, Inc., to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Potential investors and Clarient stockholders are strongly advised to read the tender offer statement (which will include an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Clarient with the SEC because they will contain important information about the tender offer. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Crane Merger Sub, Inc. at GE Healthcare, 9900 W Innovation Drive, Wauwatosa, WI 53226, Attention: “Corporate Counsel - Business Development”. Potential investors and Clarient stockholders may also read and copy any reports, statements and other information filed by GE, Crane Merger Sub or Clarient with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Primary link:

Clarient Inc. www.clarientinc.com

GE Healthcare and UPMC www.omnyx.com

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GE Healthcare and Eli Lilly and Co. http://newsroom.lilly.com/releasedetail.cfm?releaseid=417095

Related: WATCH – Picture Gallery http://www.flickr.com/photos/gehealthcare/

Related: LEARN – Link to Press kit: Find more information, audio files and images about this announcement

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